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Exhibit 12.1

Medical Device Manufacturing, Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Period from Inception (July 2, 1999) to December 31, 1999
		Twelve Months Ended December 31,				Six Months ended June 30, 2004
		2000	2001	2002	2003
Pre-tax income (loss)	$466	$(16,282)	$(8,502)	$(32,557)	$(932)	$(992)
Interest expense	804	11,363	17,802	16,923	16,587	12,012
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—

Earnings	1,270	(4,919)	9,300	(15,634)	15,655	11,020
Fixed charges	$804	$11,363	$17,802	$16,923	$16,587	$12,012
Ratio of earnings to fixed charges	1.6x	—	—	—	—	—
Deficency of earnings to fixed charges	$—	$16,282	$8,502	$32,557	$932	$992

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Medical Device Manufacturing, Inc. Ratio of Earnings to Fixed Charges (in thousands)